UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                  )*

GLOBAL RESOURCE ENERGY INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

Robert Baker
Bay #20, 4216 – 64th Ave SE, Calgary, AB, Canada
Calgary, Alberta, Canada T2C 2B3
Telephone No. (403) 801-2755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 8 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	N/A

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Robert Baker

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	40,000,000 (1)

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	40,000,000 (1)

	10.	Shares Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	40,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	72.7% (2)

14.	Type of Reporting Person (See Instructions)	IND

(1)  The issuance was an aggregate of 40,000,000 shares of the Issuer’s common stock, with a total of 20,000,000 shares issued on August 18, 2011 and 20,000,000 shares issued on August 19, 2011.

(2) Based on 40,171,000 shares of the Issuer’s common stock issued and outstanding as of February 29, 2012.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Global Resource Energy Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”). The principal executive office of the Issuer is 3651 Lindell Rd., Suite D-172, Las Vegas, NV 89103.

ITEM 2.                      IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Robert Baker (the “Reporting Person”). By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B.	Residence or Business Address:

The business address of the Reporting Person is Bay 20, 4216 – 64th Ave SE., Calgary, AB, Canada T2C 2B3
          C. Present Principal Occupation and Employment:

The Reporting Person is a businessman who owns a corporation mainly in the plumbing industry.

D.	Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

           E.  Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In accordance with the terms and provisions of an assignment of debt, the Reporting Person acquired an aggregate of 40,000,000 shares of the Issuer’s common stock, 20,000,000 shares on August 18, 2011 and 20,000,000 shares on August 19, 2011 from the Issuer pursuant to an agreement between the Issuer and the Reporting Person. The shares were issued by the Issuer as consideration for  an annual salary of the Reporting Person in the amount of $40,000.  Therefore, effective Issuer issued 40,000,000 shares of its restricted common stock to the Reporting Person.  The source of funds used by the Reporting Person to acquire the 40,000,000 shares of common stock was pre-payment of annual salary due to the Reporting Person by the Issuer.

ITEM 4.                      PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer’s shares as described in Item 3 for investment purposes and in consideration for an agreed to annual salary.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

The Issuer has recently entered into an assignment agreement for certain distribution rights in furtherance of the business plan of the Issuer.  As a result of this agreement the Issuer is required to issue 1,000,000 shares of its common stock.   Further, the Reporting Person is aware that the Issuer will appoint an additional director and officer.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)	As of August 19, 2011, and as of the filing date of this report, the Reporting Person was the beneficial owner of 40,000,000 shares (or approximately 99.57%) of the Issuer’s common stock.

(b)
As August 19, 2011, and as of the filing date of this report, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 40,000,000 (or approximately 99.57%) of the Issuer’s issued and outstanding common stock.

(c)
As of August 19, 2011, and as of the filing date of this report, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)
As of August 19, 2011, and as of the filing date of this report, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 29, 2012	By:	/s/ Robert Baker
Name: Robert Baker